Primary Business Name: INTELLIGENT CROSS LLC **BD Number: 288946**

BD - AMENDMENT

10/09/2025

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
GINIS, ROMAN	I	IMPERATIVE EXECUTION INC.	SHAREHOLDER	09/2016	C	Y	N	xxx-xx-xxxx